SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28931; File No. 812-13569]

Ridgewood Capital Energy Growth Fund, LLC, <u>et al.</u>; Notice of Application

September 25, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 57(i) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by section 57(a)(4) of the Act and under section 17(d) of the Act and rule 17d-1 under

the Act authorizing certain joint transactions.

<u>Summary of Application</u>: Applicants request an order to permit a business development company

("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

<u>Applicants</u>: Ridgewood Capital Energy Growth Fund, LLC (the "Company"), Ridgewood Capital

Fund IV, LLC, Ridgewood Capital Fund IV-B, LLC, Ridgewood Capital Fund IV-C, LLC,

Ridgewood Capital QP Fund IV, LLC, Ridgewood Capital QP Fund IV-B, LLC, Ridgewood

Capital QP Fund IV-C, LLC, Ridgewood QP Fund III LLC, and Ridgewood Venture Fund III LLC

(each individually, a "Fund" and collectively, the "Funds"), and Ridgewood Capital Management,

LLC (the "Adviser").

<u>Filing Dates</u>: The application was filed on August 25, 2008 and amended on February 6, 2009, June

4, 2009, and September 24, 2009.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 20, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: c/o Daniel V. Gulino, Esq., Ridgewood Capital Energy Growth Fund, LLC, 947 Linwood Avenue, Ridgewood, New Jersey 07450.

For Further Information Contact: Jill Ehrlich, Attorney Advisor, at (202) 551-6819, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the Act.[1] The Company intends to operate as a specialty investment company focused on providing customized financing to a limited number of energy or renewable energy, technology, and growth-based companies from the early stages of development to the expansion and later stages of development. The Company's investment objective is to generate long-term capital appreciation from these equity-related investments. The Company will have a five-member board of directors (the "Board") of which

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

three members are not "interested persons" of the Company within the meaning of section 2(a)(19) of the Act (the "Independent Directors"). The Adviser is an investment adviser registered under the Investment Advisers Act of 1940 and will manage the investment activities of the Company pursuant to an investment advisory agreement.

2.   Each of the Funds is a Delaware limited liability company of which the Adviser is the managing member and is a separate and distinct legal entity. Each is excluded from the definition of investment company by either section 3(c)(1) or 3(c)(7) of the Act. The Funds' investment objectives are essentially the same as those of the Company. Each Fund is operated in accordance with a limited liability company agreement (collectively, the "Agreements"). The Agreements also serve effectively as the advisory contracts between the Adviser and each Fund and provide the Adviser with full, exclusive and complete discretion in the management and control of the Funds. The Adviser may in the future advise other entities that are affiliated persons of the Company as defined in section 2(a)(3)(C) of the Act (the "Future Co-Investment Affiliates").[2]

3.   Applicants request relief permitting the Company, the Funds and any Future Co-Investment Affiliate to co-invest in portfolio companies (the "Co-Investment Program" and each investment, a "Co-Investment Transaction").[3] Each Co-Investment Transaction would be allocated among the Company, on the one hand, and the Funds, on the other hand. In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. While co-investment would be the norm, each transaction and the proposed allocation of

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[2] Sections 2(a)(3)(C) defines an "affiliated person" of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

[3] All existing entities that currently intend to rely on the order have been named as applicants and any future entities that may rely on the order in the future will comply with its terms and conditions.

each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of section 57(o)) (the "Required Majority").[4]

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in a joint transaction with the BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by or under common control with a BDC is subject to section 57(a)(4). Applicants state that each of the Funds could be deemed to be a person related to the Company in a manner described by section 57(b) by virtue of their being under common control with the Company. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent

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[4] The term "Required Majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.　　Applicants state that they expect that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies.

4.　　Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.　　Each time the Adviser considers an investment for the Funds and/or the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.　　(a)　　If the Adviser deems the Company's participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in such Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company's total assets, on one hand, and the total assets of the Funds to be co-investing, on the other hand, to the aggregated total assets of the parties, up to the amount proposed to be invested by each. The Adviser will provide the Required Majority with information concerning the Funds' total assets to assist the Required Majority with their review of the Company's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Funds, to the Independent Directors for their consideration. The Company will co-invest with the Funds only if, prior to the Company's and the Funds' participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its unit-holders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the unit-holders of the Company; and

(B) the Company's investment objectives and strategies (as described in the Company's Form 10 and other filings made with the Commission by the Company under the Securities Act of 1933 (the "1933 Act"), any reports filed by the Company with the

Commission under the Securities Exchange Act of 1934 and the Company's reports to unit-

holders);

(iii)   the investment by the Funds would not disadvantage the Company,

and participation by the Company is not on a basis different from or less advantageous than that of

the Funds; provided, that if the Funds, but not the Company, gain the right to nominate a director

for election to a portfolio company's board of directors or the right to have a board observer or any

similar right to participate in the governance or management of the portfolio company, such event

shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by

this condition (2)(c)(iii), if

(A)   the Required Majority shall have the right to ratify the

selection of such director or board observer, if any, and

(B)   the Adviser agrees to, and does, provide, periodic reports to

the Company's Board with respect to the actions of such director or the information received by

such board observer or obtained through the exercise of any similar right to participate in the

governance or management of the portfolio company; and

(iv)   the proposed investment by the Company will not benefit the Adviser

or the Funds or any affiliated person of either of them (other than the Company and the Funds),

except to the extent permitted under sections 17(e) and 57(k) of the Act.

3.   The Company has the right to decline to participate in any Co-Investment

Transaction or to invest less than the amount proposed.

4.   The Adviser will present to the Board, on a quarterly basis, a record of all

investments made by the Funds during the preceding quarter that fell within the Company's then-

current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made pursuant to condition 8 below, the Company and the Funds will not invest in any portfolio company in which the Funds or any affiliated persons of the Funds are existing investors.

6.   The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Funds. The grant to the Funds, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7.   If any of the Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the Funds in a Co-Investment Transaction, the Adviser will:

(a)   notify the Company of the proposed disposition at the earliest practical time; and

(b)   formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company's best interests to do so. The Company and each of the Funds will bear its own expenses in connection with any such disposition.

8.	If any of the Funds desires to make a "follow-on investment" (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and the Funds in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a)	notify the Company of the proposed disposition at the earliest practical time; and

(b)	formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Independent Directors will make their own determination with respect to follow-on investments. To the extent that:

(i)	the amount of a follow-on investment is not based on the Company's and the Funds' initial investments; and

(ii)	the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the ratio of each party's total assets to the aggregated total assets of both parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company's best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

9.   The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its unit-holders and does not involve overreaching on the part of any person concerned.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

11.   No Independent Directors will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any of the Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under the Funds' Agreements, be shared by the Company and the Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Funds based on the amount they invest in such Co-Investment Transaction. None of the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the Funds' Agreements) as a result of or in connection with a Co-Investment Transaction.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary